June 13, 2019

William Dockman
Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, MD 21044

       Re: W R GRACE & CO
           Form 10-K for the fiscal year ended December 31, 2018
           Filed on February 28, 2019
           File No. 1-13953

Dear Mr. Dockman:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Operations, page F-66

1. We note you present a ratio you identify as Adjusted EBIT Return on Invested Capital that you calculate using the non-GAAP financial measure, Adjusted EBIT. We also note you do not present this ratio using the most directly comparable GAAP measure. Please ensure all non-GAAP financial measures you present in future filings, including annual and quarterly filings and earnings releases filed under Form 8-K, fully comply with Item
      10(e) of Regulation S-K.
 William Dockman
FirstName LastNameWilliam Dockman
W R GRACE & CO
Comapany NameW R GRACE & CO
June 13, 2019
Page 2
June 13, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-
3709 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction